November 18, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Oiltanking Partners, L.P. has made disclosure pursuant to such provisions in its Amendment No. 1 to the Quarterly Report on Form 10-Q/A for the fiscal quarter ended September 30, 2013, which was filed with the U.S. Securities and Exchange Commission on November 18, 2013. The disclosure can be found beginning on page 2 of the Quarterly Report on Form 10-Q/A and is incorporated by reference herein.

Sincerely,

/s/ Brian C. Brantley
Name:	Brian C. Brantley
Title:	Vice President, General Counsel and Secretary

Oiltanking Partners, L.P.

333 Clay Street, Suite 2400 • Houston, Texas 77002 • Tel. 281-457-7900 • Fax 281-457-7917 • www.oiltankingpartners.com